February 21, 2020

Judith F. Marks
President and Chief Executive Officer
Otis Worldwide Corporation
One Carrier Place
Farmington, CT 06032

       Re: Otis Worldwide Corporation
           Registration Statement on Form 10
           Filed February 7, 2020
           File No. 001-39221

Dear Ms. Marks:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10 Registration Statement

Unaudited Pro Forma Combined Financial Information
Notes to the Unaudited Pro Forma Combined Financial Information, page 61

1. Refer to Note 2(F) on page 62. Given that you will incur a substantial amount of indebtedness in connection with the separation and distribution, please give consideration to including in a tabular format, the individual amounts pertaining to each debt category.
      In this regard, disclose the aggregated amount, range of interest rates and range of maturity dates of the unsubordinated debt, unsecured notes, and term loans.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Judith F. Marks
Otis Worldwide Corporation
February 21, 2020
Page 2

        You may contact Beverly Singleton at 202-551-3328 or Claire Erlanger at 202-551-
3301 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or John Dana Brown at 202-551-3859 with any other questions.



FirstName LastNameJudith F. Marks                        Sincerely,
Comapany NameOtis Worldwide Corporation
                                                         Division of
Corporation Finance
February 21, 2020 Page 2                                 Office of Finance
FirstName LastName